FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE RULE 433
REGISTRATION STATEMENT NO.: 333-171508-01

Goldman, Sachs & Co.	Citigroup

September 20, 2011

Supplement to Free Writing Prospectus dated September 16, 2011

$1,221,651,000
(Offered Certificates)

Classes A-1, A-2, A-3 and A-4

GS Mortgage Securities Trust 2011-GC5
As Issuing Entity

Goldman Sachs Mortgage Company
Citigroup Global Markets Realty Corp.
As Sponsors

Parkdale Mall & Crossing

■
This is an update to the August 1, 2011 information in the Term Sheet for the Parkdale Mall & Crossing Property to incorporate subsequent information on Hadley’s Furniture, which filed for Chapter 7 bankruptcy on August 29, 2011.

■	Hadley’s Furniture previously occupied 33,120 SF of GLA in an outparcel location, with total rent of $264,767 ($7.99 per SF). Hadley’s Furniture has vacated the space and is no longer paying rent.

■
The loss of Hadley’s Furniture does not change the pool’s Weighted Average Debt Yield based on Underwritten Net Operating Income of 11.8% or the pool’s Weighted Average Debt Service Coverage Ratio based on Underwritten Net Cash Flow of 1.71x.

■	Excluding the Hadley’s Furniture lease at the Parkdale Mall & Crossing Property:

—	the Total Occupancy and Owned Occupancy would be 92.0% and 84.8%, respectively;

—	the Underwritten Net Operating Income and Underwritten Net Cash Flow would be $11,558,082 and $10,560,015, respectively;

—	the Debt Yield based on Underwritten Net Operating Income and Underwritten Net Cash Flow would be 12.3% and 11.2%, respectively; and

—	the Debt Service Coverage Ratio based on Underwritten Net Operating Income and Underwritten Net Cash Flow would be 1.60x and 1.46x, respectively.

IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES:

The securities offered by these materials are being offered when, as and if issued.  In particular, you are advised that the offered securities, and the asset pool backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus.  As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the offered securities may not be issued that have the characteristics described in these materials.  Our obligation to sell securities to you is conditioned on the offered securities and the underlying transaction having the characteristics described in these materials.  If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor any of the underwriters will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS:

The depositor has filed a registration statement (including the prospectus) with the Securities and Exchange Commission (“SEC”) (SEC File No. 333-171508) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the depositor or Goldman, Sachs & Co., Citigroup Global Markets Inc., RBS Securities Inc., Wells Fargo Securities, LLC, any other underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by email to prospectus-ny@gs.com.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS:

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.